SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 6000 HOUSTON, TX 77002 (713) 495 4500 (713) 495 7799 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

mmetts@sidley.com (713) 495 4501	FOUNDED 1866

JANUARY 15, 2014

VIA EDGAR

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             ZaZa Energy Corporation

Post-Effective Amendment No. 7 on Form S-1

Filed December 10, 2013

File No. 333-184036

Dear Mr. Schwall,

ZaZa Energy Corporation (referred to herein as “we,” “our,” “us,” or the “Company”) is in receipt of your letter dated December 19, 2013 regarding the Company’s Post-Effective Amendment No. 7 on Form S-1 filed December 10, 2013.  This letter sets forth the response of the Company to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”).  For your convenience, the response is prefaced with the exact text of the Staff’s comment in italicized text.

Post-Effective Amendment No. 7 to Form S-1

General

1.                                      Comment:

We note your response to prior comment one.  However, your original registration statement on Form S-1, as amended by pre-effective Amendment No. 1 to Form S-1,

Sidley Austin (TX) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

registered the resale of (1) 27,226,223 shares underlying warrants, and (2) 5,335,000 shares acquired via private transactions.  Therefore it does not appear that the resale of the additional 207,021 shares underlying the warrants was covered by you registration statement.  We reissue prior comment one.

Response:

On September 21, 2012, the Company filed the original registration statement on Form S-1 (as amended by pre-effective Amendment No. 1 to Form S-1 filed on November 30, 2012) for the registration of 32,561,223 shares of common stock of the Company, which shares were the Company’s estimate at the time of the maximum number of shares of common stock that could be issued upon exercise of the Company’s warrants for the foreseeable future.  The Company indicated on the front cover of the original registration statement that, pursuant to Rule 416 under the Securities Act, the original registration statement also covered such additional shares of common stock that may be issued as a result of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.  As a result of automatic, anti-dilutive adjustment mechanisms contained in the warrants, the total number of shares underlying the warrants has increased by 207,021 shares to 27,433,244 shares as of the filing of Post-Effective Amendment No. 7 to Form S-1.  In accordance with Rule 416(a) under the Securities Act, the additional 207,021 shares underlying the warrants are covered by the original registration statement, because they are being offered as a result of anti-dilution provisions contained in the warrants.

Please direct any questions or comments regarding the foregoing to me at (713) 495-4501.

Sincerely,

/s/ J. Mark Metts
J. Mark Metts

cc:                                Scott Gaille, ZaZa Energy Corporation

Ian H. Fay, ZaZa Energy Corporation